ChinaNet Online Holdings, Inc.
No. 9 South Min Zhuang Road, Haidian District
Beijing, PRC 100195

February 12, 2020

Mitchell Austin/ Matthew Crispino

Division of Corporation

Finance Office of Technology

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:   ChinaNet Online Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-3
Filed September 16, 2019

File No. 333-228061

Dear Mr. Austin and Mr. Crispino:

On behalf of ChinaNet Online Holdings, Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 8, 2019, with respect to the Registration Statement on Form S-3/A (Reg. No. 333-228061), filed on September 16, 2019 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Registration Statement on Form S-3 (the “Amended S-3)”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-3 filed September 16, 2019

General

1.	We note your response to prior comment 1. We continue to believe your February 2018 agreement with a third-party for the development of your blockchain-powered platform should be filed as a material agreement. In this regard, the agreement contemplates the payment of $4.94 million to the third-party, $3.72M of which you have paid to date. Accordingly, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: We have included copies of English Translation of the Technical Development (Commission) Contract dated as of February 28, 2018, with a contract amount of $4.5 million, by and among the Company, ChinaNet Online Technology Co., Ltd. and RedRun Limited as Exhibit 10.1 (the “RedRun Agreement”), and the Technical Development (Commission) Contract dated as of March 8, 2018, with a contract amount of RMB3.0 million (approximately $0.44 million), by and between Rise King Century Technology Development (Beijing) Co., Ltd. and Beijing Shengshi Kaida Technical Service Co., Ltd., as Exhibit 10.2 (the “Shengshi Kaida Agreement”), to the Amended S-3. Total contract amount of these two technical development (Commission) contracts is approximately $4.94 million, approximately $3.7 million of which we have paid as of October 8, 2019, the date the Company received this letter.

2.	We note your responses to prior comments 4 and 5, including your statement that you are still in the early stages of research and development of your blockchain-powered platform and that you do not believe the platform is material to your business at this time. In light of your prior public statements that you are transitioning your business to focus on blockchain-powered solutions, we believe additional disclosure concerning your blockchain-powered platform is appropriate to the extent you continue to pursue such solutions. Accordingly, please revise your disclosure to clarify whether the blockchain-powered platform is currently commercially available and whether it has generated any revenues. If your blockchain-powered platform is still under development, please revise to disclose the platform's current stage of development, including a timeline of when you anticipate the commercial launch of the platform and a summary of material remaining development costs. Additionally, please ensure your revised disclosure addresses the following:

COMPANY RESPONSE: We have added additional disclosure concerning our blockchain-powered platform on page 3 of the Amended S-3 in accordance with the Staff’s comment.

In July 2018, BO!News, our social network-based news/media mobile application on the blockchain platform was put into preliminary trial stage and downloadable on the app store in China. As we are still in the early stages of researching and developing our blockchain-infrastructure platform, we have continued our efforts to further develop and adjust our blockchain-powered applications on the blockchain infrastructure platform, which is simultaneously developing and optimizing, to meet our overall business strategy of blockchain technology, and make it a better synergism with our current business and client base during 2019. Currently, BO!News is under major adjustments and upgrades, and thus has not been commercially available. During the trial period, BO!News has generated no revenue. We expect to migrate the underlying database of BO!News with OMG, our B2B2C blockchain-powered software application that is developed for data exchange, data recording and data proof of transactions for public trust, with both functions of CRM plus, advertising and marketing. We had originally scheduled to complete the adjustments and upgrades of the BO!News application by the end of Q1 2020, to launch the OMG application for trial by the end of May 2020, and to complete the integration of BO!News and OMG for commercial release by the end of 2020. However, due to the current outbreak of coronavirus in China, we anticipate that the releasing schedule will likely be postponed for another 1 to 2 months. An updated timeline will be further communicated with the public after it has become available. The following table summarized the material remaining development costs of these blockchain-powered application platform.

	Total	Paid in	Estimated Payment Schedule
	Amount	Q4 2019	Q1 2020	Q2 2020
	(Amounts expressed in thousands of US dollar)

Remaining development costs under RedRun Agreement:	1,125	160	740	225
Remaining development costs under Shengshi Kaida Agreement	85	-	85	-
Total Remaining Development Costs:	1,210	160	825	225

•	Please clearly describe how your platform will operate and how users will benefit from your blockchain-powered platform, including specific examples that highlight how and why a user will use your platform and the tokens generated by your platform.

COMPANY RESPONSE: Our platform will support two blockchain-powered Apps: BO!News and OMG.

The trial stage development of BO!News has been completed and in trial operations for months, and currently only the user behavior information is stored on the blockchain platform, and no revenue is generated at this point as the product itself is still under major adjustments and upgrades. No Martingale Bonus Point, or “MBP” or “reward points” in form of token has been officially issued to the public and was only issued to internal testing team for trial and error correction purposes during the trial operation.

Our users will use BO!News on account of that we publish it as an App for life and entrepreneurial social interaction app, which enables its future users an much easier access to daily news, social medias and social information associating with daily life events and entrepreneurship. In chorus, they can contribute and share their own experiences by generating their personal contents in writing, forwarding from other medias, streaming or short videos. In return, they would be rewarded with MBP in form of token, which are recorded on the blockchain for a transparent and creditable proof with a fixed value (which value is not finally determined yet). The MBP, i.e. the reward points in form of token issued by the BO!News App, are not associated with cryptocurrency and will not be listed in any crypto exchange. These reward points are also not transferrable and can only be used to exchange goods or products within our ecosystem, i.e. Business Opportunity Social Ecosystem (the “BOSE”), of ChinaNet. For example, to exchange for advertising service, or other gifts offered on the App, which will be further identified to the public when the DAU (“Daily Active User”) of BO!News App reaches sustainable level. With the anticipated sustainable level of DAU on the App, we would also be able to introduce BO!News as a new marketing channel for our existing client base, as well as acquisition of new clients, and to generate additional recurring internet advertising revenues accordingly.

OMG is developed for a larger business scope than BO!News, and is similar to an App called StorCard in Germany, but with more functions. OMG App will enable users (consumers and merchants) to integrate other stores’ reward/loyalty point cards into OMG point consolidation and exchange system built on the blockchain infrastructure platform. OMG will be also featured with its blockchain-powered CRM plus and Advertising sharing system that combines with all previous advertising technology we have developed and sourced throughout years. It will provide both consumers and merchants a very easy in-and-cross store spending experience through a combined reward card, which will help consumers managing all of their different reward/loyalty points cards in a single way. Merchants will also get benefit of using it as a marketing platform to push their advertising or promotion to their and non-competitors’ customer bases. For example: Merchant A and B are both OMG App’s participating merchants, as a result, their customers’ loyalty points databases are connected to OMG through secured API system. User X is a customer of both Merchant A and Merchant B, who wants to redeem a gift card with Merchant B’s loyalty/reward points, however, he does not have enough Merchant B’s loyalty/reward points. Through the OMG App, User X makes an offer of exchange Merchant A’s loyalty/reward points for Merchant B’s loyalty/reward points, and the OMG App matching system has found User Y, who wants to exchange Merchant B’s loyalty/reward points for Merchant A’s points for redeeming a reward gift in Merchant A. User X and Y are then acknowledged by the OMG App interactively, and then are able to exchange the loyalty/reward points for their specific needs based on their own negotiated exchange rate between Merchant A and Merchant B’s loyalty/reward points. Their transaction will be executed by the agreed terms input onto smart contract through the OMG App and recorded on the public chain for transaction authentication and verification. In addition, this transaction activity will be recorded by the OMG App, and User X and Y will also be rewarded with the loyalty points issued by OMG for conducting this transaction on OMG, which will be recorded and stored on our hyperledger blockchain in the form of token.

Hence, all the behaviors, including the merchants’ reward/loyalty points exchange transaction mentioned previously, conducted both personal or business-oriented within OMG will be rewarded with points issued by the platform in form of token (“OMG reward points”). Same as the points rewarded to the users of the BO!News App, the OMG reward points issued in form of token are also not associated with cryptocurrency, and will not be listed in any crypto exchange. These reward points will grant privileges on higher sales discount, better point consumption rate, credit rating, faster matching and so forth, which rules will be finalized before our final commercial release of the OMG App, and will only be used for the business or consumption purposes within the BOSE of ChinaNet. Our final blockchain platform has been designed and is developing to adopt both hyperledger and public chains in a hybrid structure.

We anticipant to generate service revenues from our participating merchants for using our blockchain-powered OMG application. With sustainable level of DAU on this App, we also anticipant to generate additional recurring internet advertising service revenues on OMG application from our existing client base, as well as from new customers in future periods.

•	Your response indicates that your blockchain-powered platform is being built on the Ethereum blockchain, a third-party blockchain. Please disclose this and discuss risks and challenges related the fact your platform will be dependent on another blockchain.

COMPANY RESPONSE: We have been building our blockchain infrastructure platform on Ethereum platform, and is now integrating with hyperledger solution to ensure the openness and easiness of the blockchain platform. The risks involved in our blockchain platform including but not exclusive to, the security risk, infrastructure risk, transition (blackhole) risk and so forth. As such, any malfunction, breakdown, divergence or abandonment of the Ethereum platform may have an adverse effect on the our blockchain-powered platform. As a result, we are in the process of testing and integrating with hyperledger and other public cross-chain solution, to minimize related risks and challenges.

•	Your response indicates that your blockchain-powered platform will generate tokens that may be used as payment for services you render or products available on the platform. Please revise to disclose examples of how a platform user will earn, generate or receive a token and what types of services and products a user may acquire with this token. Additionally, please revise to disclose: (1) the material terms and characteristics of this token; (2) the process by which the distribution of this token will occur; and (3) the risks of holding the token, such as the threat of a cybersecurity breach.

COMPANY RESPONSE: As in our planning, we intend to issue reward points in the form of token for user interactions within our Apps and it is NOT officially implemented yet. As previously mentioned, when users of our Apps (i.e. BO!News or OMG) post and share some contents, or conduct a transaction within the App, they can get some rewards in the form of token as a proof recorded on the blockchain. The reward points will also be given to the users when their article attracts internet traffics (i.e. clicks and viewings) and interactions (i.e. messages or the click on the ads within the content). The reason of using blockchain is to improve the social credibility of activities recorded and transactions conducted. All the points received by the users are stored in the wallet of the Apps on the hyperledger chain, which is in a closed environment. If a person mobile phone got stolen and his password of the mobile phone and App got cracked, then his or her points will likely be stolen. But as these points can only be used within our BOSE ecosystem, hence it means zero value outside of this ecosystem, and if we got informed in advance, we can manage to cancel the points and reissue the points to them to prevent the owner’s possible losses. Finally, as stated previously, the reward point issued in form of token is not equivalent to any cryptocurrency and will not be listed on any exchange.

3.	We note your response to prior comment 6 and the risk factor on page 20 of your Form 10-K for the fiscal year ended December 31, 2018 concerning the regulation of blockchain technology and digital assets in China. Please revise your next amendment to discuss all other regulations that may have a material effect on your blockchain-powered platform, such as the Cyberspace Administration of China's Regulations on the Management of Blockchain Information Services that appear to have gone into effect on February 15, 2019.

COMPANY RESPONSE: We believe that other than those disclosed in our Form 10-K for the fiscal year ended December 31, 2018, there is no other regulation of blockchain technology and digital assets in China that may have a material effect on our blockchain-powered platform. According to our PRC Lawyer’s opinion, as long as we do not issue any virtual currency coins, we only need to record filing as the Cyberspace Administration of China's Regulations on the Management of Blockchain Information Services that went into effect on February 15, 2019. We do not believe that such record filing procedure will have a material effect on our blockchain-powered platform.

Information Incorporated by Reference, page 11

4.	We note your response to prior comment 3. However, it appears the most recent amendment fails to specifically incorporate by reference certain filings, including your Form 10-K for the fiscal year ended December 31, 2018 and your Form 10-Qs for the quarterly periods ended March 31, 2019 and June 30, 2019. Please revise. Also, please incorporate by reference all Item 8.01 Form 8-Ks filed since December 31, 2018. See Item 12(a) of Form S-3.

COMPANY RESPONSE: We have revised the disclosure on page 13 of the Amended S-3 to specifically incorporate by reference our Form 10-Q for the quarterly period ended September 30, 2019 and all Item 8.01 Form 8-Ks filed since December 31, 2018. We will incorporate by reference our Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Qs for the quarterly periods ended March 31, 2019 and June 30, 2019 in an amendment after we have had consent from Marcum Bernstein & Pinchuk LLP, our former auditor, to do so.

Exhibits

5.	Please file as an exhibit a consent from your independent registered public accounting firm with your next amendment.

COMPANY RESPONSE: We will include a consent from our independent registered public accounting firm as an exhibit to our next amendment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please our legal counsel, Tahra Wright at (212) 407-4122. Thank you for your time and attention to this filing.

Sincerely,

CHINANET ONLINE HOLDINGS, INC.

BY: /s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer

cc:  Tahra Wright